EXHIBIT 99.1

T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

November 17, 2014	NYSE - MKT: ASM
TSX-V: ASM
FSE: GV6

AVINO COMMISSIONS MILL CIRCUIT 3

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE - MKT; GV6: FSE; "Avino" or "the Company") is pleased to announce that the start-up and commissioning of mill Circuit 3 has begun following the completion of construction of the milling, flotation and thickening components at its Avino property, located 80km northeast of Durango, Mexico.

The 1,000 tonne per day ball mill with its new clutch and electrical starter turned over on November 4, 2014 for its initial test. The charged ball mill start-up was extremely smooth with no significant problems; no vibrations could be felt on the entire grinding operating platform. Commissioning resumed on November 5, 2014 with the introduction of mill feed followed by starting and testing of the classification, flotation and thickening components. The testing revealed no significant issues as the tails and concentrate slurry progressed to their respective destinations.

“With our current expansion nearly complete we are very excited to add the Avino Mine to our production profile. The new circuit effectively triples our output capacity and we expect it to be online full time in early January 2015. We are also excited to announce that we reached another key operating milestone by surpassing one million ounces of silver equivalent1 production in October 2014, and that for fiscal 2014 we expect to reach 1.2 million silver equivalent1 ounces of production.”

- David Wolfin, President, CEO & Director

Photographs from management’s recent trip to the mine can be viewed by clicking here.

On November 10, 2014, representatives from the supplier of the new pressure filter were on hand to assist with start-up and commissioning. Once operational, this automated self-contained unit will complete the configuration of Circuit 3. Currently, the representatives are still on site reviewing the installed piping and electrical wiring of the control system. Testing with thickened concentrate feed is expected to take place later this week.

During the testing and commissioning phase, feed to Circuit 3 will be from the historic above ground Avino Mine stockpiles which have feed grades ranging from 70 to 110g/t silver, 0.6 to 1.2g/t gold and approximately 0.1 to 0.15% copper.  Concentrate produced during the testing phase is expected to be similar to the product from Circuit 2 produced between January and August of this year. Once the start-up phase is complete, Circuit 3 will transition to processing newly mined material from the Avino Mine.

1 For 2014, the Company applies a silver equivalent ounce ratio of 62.5:1 for silver to gold in respect of gold ounces produced and 6.25 lb copper to 1 oz silver in respect of payable copper pounds produced. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales.

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Underground operations are also progressing with six active headings being developed. On level 11.5 and level 12, drifting to the east and west is underway. Additionally, active headings on the ramp to level 12.5 and towards the historical ventilation shaft used in previous mining activity are in progress.

Haulage of broken material from the underground mine is currently being processed using Circuit 2 with the excess material stockpiled outside the mine portal. The estimated stockpiled tonnage as at November 13, 2014 is approximately 19,000 dry metric tonnes.

With recent upgrades to the existing power line by the Mexican electricity commission (“CFE”), Avino has now has sufficient power to run all three circuits as well as to supply power for both underground operations. In addition to the CFE upgrade, Avino is still planning to complete the proposed new power line from Guadalupe de Victoria to the mine site which is scheduled for 2015. The onsite diesel generators will be kept for emergency power to prevent potential impacts on production in the event of a grid power outage.

About Avino

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

“David Wolfin”

________________________________

David Wolfin

President & CEO

Avino Silver & Gold Mines Ltd.

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, and timing, establishment, and extent of resource estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

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Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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